UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-A REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form 1-A.

This Form is to be used for securities offerings made pursuant to Regulation A (17 CFR 230.251 et seq.). Careful attention should be directed to the terms, conditions and requirements of Regulation A, especially Rule 251, because the exemption is not available to all issuers or for every type of securities transaction. Further, the aggregate offering price and aggregate sales of securities in any 12-month period is strictly limited to $20 million for Tier 1 offerings and $50 million for Tier 2 offerings, including no more than $6 million offered by all selling securityholders that are affi liates of the issuer for Tier 1 offerings and $15 million by all selling securityholders that are affi liates of the issuer for Tier 2 offerings. Please refer to Rule 251 of Regulation A for more details.

II.   Preparation, Submission and Filing of the Offering Statement.

An offering statement must be prepared by all persons seeking exemption under the provisions of Regulation A. Parts I, II and III must be addressed by all issuers. Part II, which relates to the content of the required offering circular, provides alternative formats, of which the issuer must choose one. General information regarding the preparation, format, content, and submission or fi ling of the offering statement is contained in Rule 252. Information regarding non-public submission of the offering statement is contained in Rule 252(d). Requirements relating to the offering circular are contained in Rules 253 and 254. The offering statement must be submitted or fi led with the Securities and Exchange Commission in electronic format by means of the Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) for such submission or filing.

III.   Incorporation by Reference and Cross-Referencing.

An issuer may incorporate by reference to other documents previously submitted or fi led on EDGAR. Cross-referencing within the offering statement is also encouraged to avoid repetition of information. For example, you may respond to an item of this Form by providing a cross-reference to the location of the information in the fi nancial statements, instead of repeating such information. Incorporation by reference and cross-referencing are subject to the following additional conditions:

(a)   The use of incorporation by reference and cross-referencing in Part II of this Form is limited to the following items:

(1) Items 2-14 of Part II if following the Offering Circular format;

(2) Items 3-11 (other than Item 11(e)) of Form S-1 if following the Part I of Form S-1 format; or   (3)

Items 3-26, 28, and 30 of Form S-11 if following the Part I of Form S-11 format.

(b)   Descriptions of where the information incorporated by reference or cross-referenced can be found must be specifi c and must clearly identify the relevant document and portion thereof where such information can be found. For exhibits incorporated by reference, this description must be noted in the exhibits index for each relevant exhibit. All descriptions of where information incorporated by reference can be found must be accompanied by a hyperlink to the incorporated document on EDGAR, which hyperlink need not remain active after the fi ling of the offering statement. Inactive hyperlinks must be updated in any amendment to the offering statement otherwise required.

(c)   Reference may not be made to any document if the portion of such document containing the pertinent information includes an incorporation by reference to another document. Incorporation by reference to documents not available on EDGAR is not permitted. Incorporating information into the fi nancial statements from elsewhere is not permitted. Information shall not be incorporated by reference or cross-referenced in any case where such incorporation would render the statement or report incomplete, unclear, or confusing.

(d)   If any substantive modifi cation has occurred in the text of any document incorporated by reference since such document was fi led, the issuer must fi le with the reference a statement containing the text and date of such modification.

IV.   Supplemental Information.

The information specifi ed below must be furnished to the Commission as supplemental information, if applicable. Supplemental information shall not be required to be fi led with or deemed part of the offering statement, unless otherwise required. The information shall be returned to the issuer upon request made in writing at the time of submission, provided that the return of such information is consistent with the protection of investors and the provisions of the Freedom of Information Act [5 U.S.C. 552] and the information was not fi led in electronic format.

(a)   A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the Financial Industry Regulatory Authority (FINRA).

(b)   Any engineering, management, market, or similar report referenced in the offering circular or provided for external use by the issuer or by a principal underwriter in connection with the proposed offering. There must also be furnished at the same time a statement as to the actual or proposed use and distribution of such report or memorandum. Such statement must identify each class of persons who have received or will receive the report or memorandum, and state the number of copies distributed to each such class along with a statement as to the actual or proposed use and distribution of such report or memorandum.

(c)   Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement or any correspondence to the staff.

Correspondence appropriately responding to any staff comments made on the offering statement must also be furnished electronically. When applicable, such correspondence must clearly indicate where changes responsive to the staff's comments may be found in the offering statement.

PART I—NOTIFICATION

The following information must be provided in the XML-based portion of Form 1-A available through the EDGAR portal and must be completed or updated before uploading each offering statement or amendment thereto. The format of Part I shown below may differ from the electronic version available on EDGAR. The electronic version of Part I will allow issuers to attach Part II and Part III for fi ling by means of EDGAR. All items must be addressed, unless otherwise indicated.

* * * * * *

☐　No changes to the information required by Part I have occurred since the last fi ling of this offering statement.

ITEM 1.　　Issuer Information

Exact name of issuer as specifi ed in the issuer's charter: _____

Jurisdiction of incorporation/organization: _____

Year of incorporation: _____　　　　　　　　　　　　　　　　　CIK:

_____

Primary Standard Industrial Classifi cation Code: _____

I.R.S. Employer Identifi cation Number: _____

Total number of full-time employees: _____

Total number of part-time employees: _____

Contact Information

Address of Principal Executive Offi ces: _____

_____

Telephone: (   ) _____

Provide the following information for the person the Securities and Exchange Commission's staff should call in connection with any pre-qualifi cation review of the offering statement:

Name: _____

Address: _____

Telephone: ( )_____

Provide up to two e-mail addresses to which the Securities and Exchange Commission's staff may send any comment letters relating to the offering statement. After qualifi cation of the offering statement, such e-mail addresses are not required to remain active:

_____

_____

Financial Statements

Industry Group (select one): ☐ Banking   ☐ Insurance   ☐ Other

Use the fi nancial statements for the most recent fi scal period contained in this offering statement to provide the following information about the issuer. The following table does not include all of the line items from the financial statements. Long Term Debt would include notes payable, bonds, mortgages, and similar obligations. To determine "Total Revenues" for all companies selecting "Other" for their industry group, refer to Article 5-03(b) (1) of Regulation S-X. For companies selecting "Insurance," refer to Article 7-04 of Regulation S-X for calculation of "Total Revenues" and paragraphs 5 and 7(a) for "Costs and Expenses Applicable to Revenues".

[If "Other" is selected, display the following options in the Financial Statements table:] *Balance Sheet Information*

Cash and Cash Equivalents: _____
Investment Securities: _____
Accounts and Notes Receivable: _____
Property, Plant and Equipment (PP&E):   Total _____
Assets: _____
Accounts Payable and Accrued Liabilities: _____
Long Term Debt: _____
Total Liabilities: _____
Total Stockholders' Equity: _____
Total Liabilities and Equity: _____

Income Statement Information
Total Revenues: _____
Costs and Expenses Applicable to Revenues: _____
Depreciation and Amortization: _____
Net Income: _____
Earnings Per Share – Basic: _____
Earnings Per Share – Diluted: _____
[If "Banking" is selected, display the following options in the Financial Statements table:]

Balance Sheet Information
Cash and Cash Equivalents: _____ Investment
Securities: _____
Loans: _____
Property and Equipment: _____ Total Assets:

_____

Accounts Payable and Accrued Liabilities: _____

Deposits: _____ Long Term Debt: _____

_____ Total Liabilities:

_____

Total Stockholders' Equity: _____ Total Liabilities and

Equity: _____ *Income Statement*

Information

Total Interest Income: _____

Total Interest Expense: _____ Depreciation and Amortization: _____

_____

Net Income: _____

Earnings Per Share – Basic: _____

Earnings Per Share – Diluted: _____

[If "Insurance" is selected, display the following options in the Financial Statements table:]

Balance Sheet Information

Cash and Cash Equivalents: _____

Total Investments: _____

Accounts and Notes Receivable: _____

Property and Equipment: _____

Total Assets: _____

Accounts Payable and Accrued Liabilities: _____

Policy Liabilities and Accruals: _____

Long Term Debt: _____

Total Liabilities: _____

Total Stockholders' Equity: _____

Total Liabilities and Equity: _____

Income Statement Information

Total Revenues: _____

Costs and Expenses Applicable to Revenues: _____

Depreciation and Amortization: _____

Net Income: _____

Earnings Per Share – Basic: Earnings Per _____

Share – Diluted: _____

[End of section that varies based on the selection of Industry Group]

Name of Auditor (if any): _____

Outstanding Securities

	Name of Class (if any)	Units Outstanding	CUSIP (if any)	Name of Trading Center or Quotation Medium (if any)
Common Equity				
Preferred Equity				

ITEM 2.   Issuer Eligibility

☐ Check this box to certify that all of the following statements are true for the issuer(s):

- Organized under the laws of the United States or Canada, or any State, Province, Territory or possession thereof, or the District of Columbia.

- Principal place of business is in the United States or Canada.

- Not subject to section 13 or 15(d) of the Securities Exchange Act of 1934.

- Not a development stage company that either (a) has no specifi c business plan or purpose, or (b) has indicated that its business plan is to merge with an unidentifi ed company or companies.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not issuing fractional undivided interests in oil or gas rights, or a similar interest in other mineral rights.

- Not issuing asset-backed securities as defi ned in Item 1101(c) of Regulation AB.

- Not, and has not been, subject to any order of the Commission entered pursuant to Section 12(j) of the Exchange Act (15 U.S.C. 78l(j)) within fi ve years before the fi ling of this offering statement.

- Has   fi led with the Commission all the reports it was required to fi le, if any, pursuant to Rule 257 during the two years immediately before the fi ling of the offering statement (or for such shorter period that the issuer was required to fi le such reports).

ITEM 3.   Application of Rule 262

☐ Check this box to certify that, as of the time of this fi ling, each person described in Rule 262 of Regulation A is either not disqualifi ed under that rule or is disqualifi ed but has received a waiver of such disqualification.

☐ Check this box if "bad actor" disclosure under Rule 262(d) is provided in Part II of the offering statement.

ITEM 4.   Summary Information Regarding the Offering and Other Current or Proposed Offerings

Check the appropriate box to indicate whether you are conducting a Tier 1 or Tier 2 offering:

☐ Tier 1   ☐ Tier 2

Check the appropriate box to indicate whether the annual financial statements have been audited:

☐ Unaudited   ☐ Audited

Types of Securities Offered in this Offering Statement (select all that apply):

☐ Equity (common or preferred stock)
☐ Debt
☐ Option, warrant or other right to acquire another security
☐ Security to be acquired upon exercise of option, warrant or other right to acquire security
☐ Tenant-in-common securities
☐ Other (describe) _____

Does the issuer intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3)?
Yes ☐ No ☐

Does the issuer intend this offering to last more than one year?
Yes ☐ No ☐

Does the issuer intend to price this offering after qualification pursuant to Rule 253(b)?
Yes ☐ No ☐

Will the issuer be conducting a best efforts offering?
Yes ☐ No ☐

Has the issuer used solicitation of interest communications in connection with the proposed offering?
Yes ☐ No ☐

Does the proposed offering involve the resale of securities by affiliates of the issuer?
Yes ☐ No ☐

Number of securities offered: _____

Number of securities of that class already outstanding: _____

The information called for by this item below may be omitted if undetermined at the time of filing or submission, except that if a price range has been included in the offering statement, the midpoint of that range must be used to respond. Please refer to Rule 251(a) for the definition of "aggregate offering price" or "aggregate sales" as used in this item. Please leave the field blank if undetermined at this time and include a zero if a particular item is not applicable to the offering.

Price per security: $ _____

The portion of the aggregate offering price attributable to securities being offered on behalf of the issuer:
$ _____

The portion of the aggregate offering price attributable to securities being offered on behalf of selling security-holders:

$ _____

The portion of aggregate offering attributable to all the securities of the issuer sold pursuant to a qualifi ed offering statement within the 12 months before the qualifi cation of this offering statement:
$ _____

The estimated portion of aggregate sales attributable to securities that may be sold pursuant to any other qualifi ed offering statement concurrently with securities being sold under this offering statement:
$ _____

Total: $ _____ (the sum of the aggregate offering price and aggregate sales in the four preceding paragraphs).

Anticipated fees in connection with this offering and names of service providers:

	Name of Service Provider	Fees
Underwriters:	_____	$_____
Sales Commissions:	_____	$_____
Finders' Fees:	_____	$_____
Audit:	_____	$_____
Legal:	_____	$_____
Promoters:	_____	$_____
Blue Sky Compliance:	_____	$_____

CRD Number of any broker or dealer listed: _____

Estimated net proceeds to the issuer: $ _____

Clarifi cation of responses (if necessary): _____

ITEM 5.   Jurisdictions in Which Securities are to be Offered

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. and Canadian jurisdictions, with an option to add and remove them individually, add all and remove all.]

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

☐ None

☐ Same as the jurisdictions in which the issuer intends to offer the securities.

[List will include all U.S. and Canadian jurisdictions, with an option to add and remove them individually, add all and remove all.]

ITEM 6.   **Unregistered Securities Issued or Sold Within One Year**

☐ None

As to any unregistered securities issued by the issuer or any of its predecessors or affi liated issuers within one year before the fi ling of this Form 1-A, state:

(a) Name of such issuer.

(b) (1) Title of securities issued

(2) Total amount of such securities issued

(3) Amount of such securities sold by or for the account of any person who at the time was a director, offi cer, promoter or principal securityholder of the issuer of such securities, or was an underwriter of any securities of such issuer

(c) (1) Aggregate consideration for which the securities were issued and basis for computing the amount thereof. _____

_____

___

_____

 (2) Aggregate consideration for which the securities listed in (b)(3) of this item (if any) were issued and the basis for computing the amount thereof (if different from the basis described in (c)(1)).

(d) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefl y the facts relied upon for such exemption: _____

_____

___

_____

PART II — INFORMATION REQUIRED IN OFFERING CIRCULAR

(a)   Financial statement requirements regardless of the applicable disclosure format are specifi ed in Part F/S of this Form 1-A. The narrative disclosure contents of offering circulars are specifi ed as follows:

(1) The information required by:

(i) the Offering Circular format described below; or

(ii)   The information required by Part I of Form S-1 (17 CFR 239.11) or Part I of Form S-11 (17 CFR 239.18), except for the fi nancial statements, selected fi nancial data, and supplementary fi nancial information called for by those forms. An issuer choosing to follow the Form S-1 or Form S-11 format may follow the requirements for smaller reporting companies if it meets the defi nition of that term in Rule 405

(17 CFR 230.405). An issuer may only use the Form S-11 format if the offering is eligible to be registered on that form; The cover page of the offering circular must identify which disclosure format is being followed.

(2) The offering circular must describe any matters that would have triggered disqualifi cation under Rule 262(a)(3) or (a)(5) but for the provisions set forth in Rule 262(b)(1);

(3) The legend required by Rule 253(f) of Regulation A must be included on the offering circular cover page (for issuers following the S-1 or S-11 disclosure models this legend must be included instead of the legend required by Item 501(b)(7) of Regulation S-K);

(4) For preliminary offering circulars, the legend required by Rule 254(a) must be included on the offering circular cover page (for issuers following the S-1 or S-11 disclosure models, this legend must be included instead of the legend required by Item 501(b)(10) of Regulation S-K); and

(5) For Tier 2 offerings where the securities will not be listed on a registered national securities exchange upon qualifi cation, the offering circular cover page must include the following legend highlighted by prominent type or in another manner:

> Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

(b) The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

(c) Offering circulars need not follow the order of the items or the order of other requirements of the disclosure form except to the extent otherwise specifi cally provided. Such information may not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specifi ed tabular format must be given in substantially the tabular format specifi ed. For incorporation by reference, please refer to General Instruction III of this Form.

**OFFERING CIRCULAR**

Item 1.   **Cover Page of Offering Circular**

The cover page of the offering circular must be limited to one page and must include the information specified in this item.

(a) Name of the issuer.

Instruction to Item 1(a):

If your name is the same as, or confusingly similar to, that of a company that is well known, include information to eliminate any possible confusion with the other company. If your name indicates a line of business in which you are not engaged or you are engaged only to a limited extent, include information to eliminate any misleading inference as to your business. In some circumstances, disclosure may not be suffi cient and you may be required to change your name. You will not be required to change your name if you are an established company, the character of your business has changed, and the investing public is generally aware of the change and the character of your current business.

(b) Full mailing address of the issuer's principal executive offi ces and the issuer's telephone number (including the area code) and, if applicable, website address.

(c) Date of the offering circular.

(d) Title and amount of securities offered. Separately state the amount of securities offered by selling securityholders, if any. Include a cross-reference to the section where the disclosure required by Item 14 of Part II of this Form 1-A has been provided;

(e) The information called for by the applicable table below as to all the securities being offered, in substantially the tabular format indicated. If necessary, you may estimate any underwriting discounts and commissions and the proceeds to the issuer or other persons.

	Price to public	Underwriting discount and commissions	Proceeds to issuer	Proceeds to other persons
Per	_____	_____	_____	_____ share/unit:
Total:	_____	_____	_____	_____

If the securities are to be offered on a best efforts basis, the cover page must set forth the termination date, if any, of the offering, any minimum required sale and any arrangements to place the funds received in an escrow, trust, or similar arrangement. The following table must be used instead of the preceding table.

	Price to public	Underwriting discount and commissions	Proceeds to issuer	Proceeds to other persons
Per share/unit:	_____	_____	_____	_____
Total	_____	_____	_____	_____
Minimum:				
Total	_____	_____	_____	_____ Maximum:

Instructions to Item 1(e):

1. *The term "commissions" includes all cash, securities, contracts, or anything else of value, paid, to be set aside, disposed of, or understandings with or for the benefit of any other persons in which any underwriter is interested, made in connection with the sale of such security.*

11

2. *Only commissions paid by the issuer in cash are to be indicated in the table. Commissions paid by other persons or any form of non-cash compensation must be briefly identified in a footnote to the table with a cross-reference to a more complete description elsewhere in the offering circular.*

3. *Before the commencement of sales pursuant to Regulation A, the issuer must inform the Commission whether or not the amount of compensation to be allowed or paid to the underwriters, as described in the offering statement, has been cleared with FINRA.*

4. *If the securities are not to be offered for cash, state the basis upon which the offering is to be made.*

5. *Any   fi nder's fees or similar payments must be disclosed on the cover page with a reference to a more complete discussion in the offering circular. Such disclosure must identify the fi nder, the nature of the services rendered and the nature of any relationship between the fi nder and the issuer, its offi cers, directors, promoters, principal stockholders and underwriters (including any affiliates of such persons).*

6. *The amount of the expenses of the offering borne by the issuer, including underwriting expenses to be borne by the issuer, must be disclosed in a footnote to the table.*

(f) The name of the underwriter or underwriters.

(g) Any legend or information required by the law of any state in which the securities are to be offered.

(h) A cross-reference to the risk factors section, including the page number where it appears in the offering circular. Highlight this cross-reference by prominent type or in another manner.

(i) Approximate date of commencement of proposed sale to the public.

(j) If the issuer intends to rely on Rule 253(b) and a preliminary offering circular is circulated, provide (1) a bona fi de estimate of the range of the maximum offering price and the maximum number of securities offered or (2) a bona fi de estimate of the principal amount of the debt securities offered. The range must not exceed $2 for offerings where the upper end of the range is $10 or less and 20% if the upper end of the price range is over $10.

Instruction to Item 1(j):

The upper limit of the price range must be used in determining the aggregate offering price for purposes of Rule 251(a).

Item 2.   Table of Contents

On the page immediately following the cover page of the offering circular, provide a reasonably detailed table of contents. It must show the page numbers of the various sections or subdivisions of the offering circular. Include a specifi c listing of the risk factors section required by Item 3 of Part II of this Form 1-A.

Item 3.   **Summary and Risk Factors**

(a)   An issuer may provide a summary of the information in the offering circular where the length or complexity of the offering circular makes a summary useful. The summary should be brief and must not contain all of the   detailed information in the offering circular.

(b)   Immediately following the Table of Contents required by Item 2 or the Summary, there must be set forth under an appropriate caption, a carefully organized series of short, concise paragraphs, summarizing the most signifi cant factors that make the offering speculative or substantially risky. Issuers should avoid generalized statements and include only factors that are specifi c to the issuer.

Item 4.   **Dilution**

Where there is a material disparity between the public offering price and the effective cash cost to offi cers, directors, promoters and affi liated persons for shares acquired by them in a transaction during the past year, or that they have a right to acquire, there must be included a comparison of the public contribution under the proposed public offering and the average effective cash contribution of such persons.

Item 5.   **Plan of Distribution and Selling Securityholders**

(a)   If the securities are to be offered through underwriters, give the names of the principal underwriters, and state the respective amounts underwritten. Identify each such underwriter having a material relationship to the issuer and state the nature of the relationship. State briefl y the nature of the underwriters' obligation to take the securities.

Instructions to Item 5(a):

      1.   All that is required as to the nature of the underwriters' obligation is whether the underwriters are or will be committed to take and to pay for all of the securities if any are taken, or whether it is merely an agency or the type of best efforts arrangement under which the underwriters are required to take and to pay for only such securities as they may sell to the public. Conditions precedent to the underwriters' taking the securities, including market outs, need not be described except in the case of an agency or best efforts arrangement.

      2.   It is not necessary to disclose each member of a selling group. Disclosure may be limited to those underwriters who are in privity of contract with the issuer with respect to the offering.

(b)   State briefl y the discounts and commissions to be allowed or paid to dealers, including all cash, securities, contracts or other consideration to be received by any dealer in connection with the sale of the securities.

(c)   Outline briefl y the plan of distribution of any securities being issued that are to be offered through the selling efforts of brokers or dealers or otherwise than through underwriters.

(d)   If any of the securities are to be offered for the account of securityholders, identify each selling securityholder, state the amount owned by the securityholder prior to the offering, the amount offered for his or her account and the amount to be owned after the offering. Provide such disclosure in a tabular format. At the bottom of the table, provide the total number of securities being offered for the account of all securityholders and describe what percent of the pre-offering outstanding securities of such class the offering represents.

Instruction to Item 5(d):

The term "securityholder" in this paragraph refers to beneficial holders, not nominee holders or other such holders of record. If the selling securityholder is an entity, disclosure of the persons who have sole or shared voting or investment power must be included.

(e)   Describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold. If there are no such arrangements, so state.

(f)   If there will be a material delay in the payment of the proceeds of the offering by the underwriter to the issuer, the salient provisions in this regard and the effects on the issuer must be stated.

(g)   Describe any arrangement to (1) limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, (2) stabilize the market for any of the securities to be offered, or (3) withhold commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(h)   Identify any underwriter that intends to confi rm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Instruction to Item 5:

Attention is directed to the provisions of Rules 10b-9 [17 CFR 240.10b-9] and 15c2-4 [17 CFR 240.15c2-4] under the Securities Exchange Act of 1934. These rules outline, among other things, antifraud provisions concerning the return of funds to subscribers and the transmission of proceeds of an offering to a seller.

Item 6.   Use of Proceeds to Issuer

State the principal purposes for which the net proceeds to the issuer from the securities to be offered are intended to be used and the approximate amount intended to be used for each such purpose. If the issuer will not receive any of proceeds from the offering, so state.

Instructions to Item 6:

1.   If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect must be made together with a statement of the amount of proceeds not so allocated.

2.   State whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries.

3.   For best efforts offerings, describe any anticipated material changes in the use of proceeds if all of the securities being qualifi ed on the offering statement are not sold.

4.   If an issuer must provide the disclosure described in Item 9(c) the use of proceeds and plan of operations should be consistent.

5.   If any material amounts of other funds are to be used in conjunction with the proceeds, state the amounts and sources of such other funds and whether such funds are firm or contingent.

6.   If any material part of the proceeds is to be used to discharge indebtedness, describe the material terms of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds arising from such indebtedness.

7.   If any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from affiliates of the issuer or their associates, give the names of the persons from whom they are to be acquired and set forth the basis used in determining the purchase price to the issuer.

8.   The issuer may reserve the right to change the use of proceeds, so long as the reservation is prominently disclosed in the section where the use of proceeds is discussed. It is not necessary to describe the possible alternative uses of proceeds unless the issuer believes that a change in circumstances leading to an alternative use of proceeds is likely to occur.

Item 7.   Description of Business

(a) Narrative description of business.

(1)   Describe the business done and intended to be done by the issuer and its subsidiaries and the general development of the business during the past three years or such shorter period as the issuer may have been in business. Such description must include, but not be limited to, a discussion of the following factors if such factors are material to an understanding of the issuer's business:

(i)   The principal products and services of the issuer and the principal market for and method of distribution of such products and services.

(ii) The status of a product or service if the issuer has made public information about a new product or service that would require the investment of a material amount of the assets of the issuer or is otherwise material.

(iii) If material, the estimated amount spent during each of the last two fi scal years on companysponsored research and development activities determined in accordance with generally accepted accounting principles. In addition, state, if material, the estimated dollar amount spent during each of such years on material customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques.

(iv) The total number of persons employed by the issuer, indicating the number employed full time.

(v) Any bankruptcy, receivership or similar proceeding.

(vi) Any legal proceedings material to the business or fi nancial condition of the issuer.

15

(vii)   Any material reclassifi cation, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

(2)   The issuer must also describe those distinctive or special characteristics of the issuer's operation or industry that are reasonably likely to have a material impact upon the issuer's future fi nancial performance. Examples of factors that might be discussed include dependence on one or a few major customers or suppliers (including suppliers of raw materials or fi nancing), effect of existing or probable governmental regulation (including environmental regulation), material terms of and/or expiration of material labor contracts or patents, trademarks, licenses, franchises, concessions or royalty agreements, unusual competitive conditions in the industry, cyclicality of the industry and anticipated raw material or energy shortages to the extent management may not be able to secure a continuing source of supply.

(b) Segment Data. If the issuer is required by generally accepted accounting principles to include segment information in its fi nancial statements, an appropriate cross-reference must be included in the description of business.

(c) Industry Guides. The disclosure guidelines in all Securities Act Industry Guides must be followed. To the extent that the industry guides are codifi ed into Regulation S-K, the Regulation S-K industry disclosure items must be followed.

(d) For offerings of limited partnership or limited liability company interests, an issuer must comply with the Commission's interpretive views on substantive disclosure requirements set forth in Securities Act Release No. 6900 (June 17, 1991).

Item 8.   Description of Property

State briefl y the location and general character of any principal plants or other material physical properties of the issuer and its subsidiaries. If any such property is not held in fee or is held subject to any major encumbrance, so state and briefl y describe how held. Include information regarding the suitability, adequacy, productive capacity and extent of utilization of the properties and facilities used in the issuer's business.

Instruction to Item 8:

        Detailed descriptions of the physical characteristics of individual properties or legal descriptions by metes and bounds are not required and should not be given.

Item 9.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Discuss the issuer's fi nancial condition, changes in fi nancial condition and results of operations for each year and interim period for which fi nancial statements are required, including the causes of material changes from year to year or period to period in fi nancial statement line items, to the extent necessary for an understanding of the issuer's business as a whole. Information provided also must relate to the segment information of the issuer. Provide the information specifi ed below as well as such other information that is necessary for an investor's understanding of the issuer's fi nancial condition, changes in fi nancial condition and results of operations.

(a) Operating results. Provide information regarding signifi cant factors, including unusual or infrequent events or transactions or new developments, materially affecting the issuer's income from operations, and, in each case, indicating the extent to which income was so affected. Describe any other signifi cant component of revenue or expenses necessary to understand the issuer's results of operations. To the extent that the fi nancial statements disclose material changes in net sales or revenues, provide a narrative discussion of the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services.

Instruction to Item 9(a):

1.   The discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported fi nancial information not to be necessarily indicative of future operating results or of future financial condition. This would include descriptions and amounts of (A) matters that would have an impact on future operations that have not had an impact in the past, and (B) matters that have had an impact on reported operations that are not expected to have an impact upon future operations.

2.   Where the consolidated fi nancial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the issuer's businesses as a whole. If the causes for a change in one line item also relate to other line items, no repetition is required and a line-by-line analysis of the fi nancial statements as a whole is not required or generally appropriate. Issuers need not recite the amounts of changes from year to year which are readily computable from the fi nancial statements. The discussion must not merely repeat numerical data contained in the consolidated financial statements.

3.   When interim period fi nancial statements are included, discuss any material changes in financial condition from the end of the preceding fi scal year to the date of the most recent interim balance sheet provided. Discuss any material changes in the issuer's results of operations with respect to the most recent fi scal year-todate period for which an income statement is provided and the corresponding year-to-date period of the preceding fi scal year.

(b) Liquidity and capital resources. Provide information regarding the following:

(1)   the issuer's liquidity (both short and long term), including a description and evaluation of the internal and external sources of liquidity and a brief discussion of any material unused sources of liquidity. If a material defi ciency in liquidity is identifi ed, indicate the course of action that the issuer has taken or proposes to take to remedy the defi ciency.

(2)   the issuer's material commitments for capital expenditures as of the end of the latest fi scal year and any subsequent interim period and an indication of the general purpose of such commitments and the anticipated sources of funds needed to fulfi ll such commitments.

(c) Plan of Operations. Issuers (including predecessors) that have not received revenue from operations during each of the three fi scal years immediately before the fi ling of the offering statement (or since inception, whichever is shorter) must describe, if formulated, their plan of operation for the 12 months following the commencement of the proposed offering. If such information is not available, the reasons for its unavailability must be stated. Disclosure relating to any plan must include, among other things, a statement indicating whether, in the issuer's opinion, the proceeds from the offering will satisfy its cash requirements or whether it anticipates it will be necessary to raise additional funds in the next six months to implement the plan of operations.

(d) Trend information. The issuer must identify the most signifi cant recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the latest fi nancial year. The issuer also must discuss, for at least the current fi nancial year, any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the issuer's net sales or revenues, income from continuing operations, profi tability, liquidity or capital resources, or that would cause reported fi nancial information not necessarily to be indicative of future operating results or fi nancial condition.

Item 10.   Directors, Executive Offi cers and Signifi cant Employees

(a)   For each of the directors, persons nominated or chosen to become directors, executive offi cers, persons chosen to become executive offi cers, and signifi cant employees, provide the information specifi ed below in substantially the following tabular format:

Name	Position	Age	Term of Offi ce(1)	Approximate hours per week for part-time employees(2)
Executive Officers:				
Directors:				
Signifi cant Employees:				

(1) Provide the month and year of the start date and, if applicable, the end date. To the extent you are   unable to provide specifi c dates, provide such other description in the table or in an appropriate footnote clarifying the term of offi ce. If the person is a nominee or chosen to become a director or executive offi cer, it must be indicated in this column or by footnote.

(2) For executive offi cers and signifi cant employees that are working part-time, indicate approximately the average number of hours per week or month such person works or is anticipated to work. This column may be left blank for directors. The entire column may be omitted if all those listed in the table work full time for the issuer.

In a footnote to the table, briefl y describe any arrangement or understanding between the persons described above and any other persons (naming such persons) pursuant to which the person was or is to be selected to his or her offi ce or position.

Instructions to Item 10(a):

1.   No nominee or person chosen to become a director or person chosen to be an executive officer who has not consented to act as such may be named in response to this item.

2.   The term "executive offi cer" means the president, secretary, treasurer, any vice president in charge of a principal business function (such as sales, administration, or finance) and any other person who performs similar policy making functions for the issuer.

3.   The term "signifi cant employee" means persons such as production managers, sales managers, or research scientists, who are not executive offi cers, but who make or are expected to make significant contributions to the business of the issuer.

(b)   Family relationships. State the nature of any family relationship between any director, executive offi cer, person nominated or chosen by the issuer to become a director or executive offi cer or any signifi cant employee.

Instruction to Item 10(b):

The term "family relationship" means any relationship by blood, marriage, or adoption, not more remote than first cousin.

(c)   Business experience. Give a brief account of the business experience during the past fi ve years of each director, executive offi cer, person nominated or chosen to become a director or executive offi cer, and each significant employee, including his or her principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. When an executive offi cer or signifi cant employee has been employed by the issuer for less than five years, a brief explanation must be included as to the nature of the responsibilities undertaken by the individual in prior positions to provide adequate disclosure of this prior business experience. What is required is information relating to the level of the employee's professional competence, which may include, depending upon the circumstances, such specifi c information as the size of the operation supervised.

(d)   Involvement in certain legal proceedings. Describe any of the following events which occurred during the past fi ve years and which are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive offi cer of the issuer:

(1) A petition under the federal bankruptcy laws or any state insolvency law was fi led by or against, or a receiver, fi scal agent or similar offi cer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such fi ling, or any corporation or business association of which he was an executive offi cer at or within two years before the time of such fi ling; or

(2) Such person was convicted in a criminal proceeding (excluding traffi c violations and other minor offenses).

Item 11.   Compensation of Directors and Executive Officers

(a)   Provide, in substantially the tabular format indicated, the annual compensation of each of the three highest paid persons who were executive offi cers or directors during the issuer's last completed fi scal year.

Name	Capacities in which compensation was received (e.g., Chief Executive Offi cer, director, etc.)	Cash compensation ($)	Other compensation ($)	Total compensation ($)

(b)   Provide the aggregate annual compensation of the issuer's directors as a group for the issuer's last completed fi scal year. Specify the total number of directors in the group.

(c)   For Tier 1 offerings, the annual compensation of the three highest paid persons who were executive officers or directors and the aggregate annual compensation of the issuer's directors may be provided as a group, rather than as specifi ed in paragraphs (a) and (b) of this item. In such case, issuers must specify the total number of persons in the group.

(d)   Briefl y describe all proposed compensation to be made in the future pursuant to any ongoing plan or arrangement to the individuals specifi ed in paragraphs (a) and (b) of this item. The description must include a summary of how each plan operates, any performance formula or measure in effect (or the criteria used to determine payment amounts), the time periods over which the measurements of benefi ts will be determined, payment schedules, and any recent material amendments to the plan. Information need not be included with respect to any group life, health, hospitalization, or medical reimbursement plans that do not discriminate in scope, terms or operation in favor of executive offi cers or directors of the issuer and that are available generally to all salaried employees.

Instructions to Item 11:

> *1.   In case of compensation paid or to be paid otherwise than in cash, if it is impracticable to determine the cash value thereof, state in a note to the table the nature and amount thereof.*

> *2.   This item is to be answered on an accrual basis if practicable; if not so answered, state the basis used.*

Item 12.   Security Ownership of Management and Certain Securityholders

(a) Include the information specifi ed in paragraph (b) of this item as of the most recent practicable date (stating the date used), in substantially the tabular format indicated, with respect to voting securities benefi cially owned by:

(1)   all executive offi cers and directors as a group, individually naming each director or executive offi cer who benefi cially owns more than 10% of any class of the issuer's voting securities;

(2)   any other securityholder who benefi cially owns more than 10% of any class of the issuer's voting securities as such benefi cial ownership would be calculated if the issuer were subject to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

(b) Benefi cial Ownership Table:

Title of class	Name and address of beneficial owner(1)	Amount and nature of benefi cial ownership	Amount and nature of benefi cial ownership acquirable(2)	Percent of class(3)

(1)   The address given in this column may be a business, mailing, or residential address. The address may be included in an appropriate footnote to the table rather than in this column.

(2)   This column must include the amount of equity securities each benefi cial owner has the right to acquire using the manner specifi ed in Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. An appropriate footnote must be included if the column heading does not suffi ciently describe the circumstances upon which such securities could be acquired.

(3)   This column must use the amounts contained in the two preceding columns to calculate the percent of class owned by such benefi cial owner.

Item 13.   Interest of Management and Others in Certain Transactions

(a)   Describe briefl y any transactions or any currently proposed transactions during the issuer's last two completed fi scal years and the current fi scal year, to which the issuer or any of its subsidiaries was or is to be a participant and the amount involved exceeds $50,000 for Tier 1 or the lesser of $120,000 and one percent of the average of the issuer's total assets at year end for the last two completed fi scal years for Tier 2, and in which any of the following persons had or is to have a direct or indirect material interest, naming the person and stating his or her relationship to the issuer, the nature of the person's interest in the transaction and, where practicable, the amount of such interest:

(1) Any director or executive offi cer of the issuer;

(2) Any nominee for election as a director;

(3) Any securityholder named in answer to Item 12(a)(2);

(4) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(5) Any immediate family member of the above persons. An "immediate family member" of a person
       means such person's child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law,
       son-in-law, daughter-in-law, brother-in-law, sister-in-law, or any person (other than a tenant or
       employee) sharing such person's household.

Instructions to Item 13(a):

   1. *For purposes of calculating the amount of the transaction described above, all periodic installments
      in the case of any lease or other agreement providing for periodic payments must be aggregated to
      the extent they occurred within the time period described in this item.*

   2. *No information need be given in answer to this item as to any transaction where:*

      *(a)   The rates of charges involved in the transaction are determined by competitive bids, or
      the transaction involves the rendering of services as a common or contract carrier at rates or
      charges fixed in conformity with law or governmental authority;*

      *(b)   The transaction involves services as a bank depositary of funds, transfer agent, registrar,
      trustee under a trust indenture, or similar services;*

(c)   *The interest of the specifi ed person arises solely from the ownership of securities of the issuer and the specifi ed person receives no extra or special benefi t not shared on a pro-rata basis by all of the holders of securities of the class.*

3. *This item calls for disclosure of indirect as well as direct material interests in transactions. A person who has a position or relationship with a firm, corporation, or other entity which engages in a transaction with the issuer or its subsidiaries may have an indirect interest in such transaction by reason of the position or relationship. However, a person is deemed not to have a material indirect interest in a transaction within the meaning of this item where:*

   (a)   *the interest arises only (i) from the person's position as a director of another corporation or organization (other than a partnership) that is a party to the transaction, or (ii) from the direct or indirect ownership by the person and all other persons specifi ed in paragraphs (1) through (5) of this item, in the aggregate, of less than a 10 percent equity interest in another person (other than a partnership) that is a party to the transaction, or (iii) from both such position and ownership;*

   (b)   *the interest arises only from the person's position as a limited partner in a partnership in which the person and all other persons specifi ed in paragraphs (1) through (5) of this item had an interest of less than 10 percent; or*

   (c)   *the interest of the person arises solely from the holding of an equity interest (unless the equity interest confers management rights similar to a general partner interest) or a creditor interest in another person that is a party to the transaction with the issuer or any of its subsidiaries and the transaction is not material to the other person.*

4. *Include the name of each person whose interest in any transaction is described and the nature of the relationships by reason of which such interest is required to be described. The amount of the interest of any specifi ed person must be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction must be disclosed.*

5. *Information must be included as to any material underwriting discounts and commissions upon the sale of securities by the issuer where any of the specified persons was or is to be a principal underwriter or is a controlling person, or member, of a fi rm which was or is to be a principal underwriter. Information need not be given concerning ordinary management fees paid by underwriters to a managing underwriter pursuant to an agreement among underwriters, the parties to which do not include the issuer or its subsidiaries.*

6. *As to any transaction involving the purchase or sale of assets by or to any issuer or any subsidiary, otherwise than in the ordinary course of business, state the cost of the assets to the purchaser and, if acquired by the seller within two years before the transaction, the cost to the seller.*

7. *Information must be included in answer to this item with respect to transactions not excluded above which involve compensation from the issuer or its subsidiaries, directly or indirectly, to any of the specifi ed persons for services in any capacity unless the interest of such persons arises solely from*

the ownership individually and in the aggregate of less than 10 percent of any class of equity securities of another corporation furnishing the services to the issuer or its subsidiaries.

(b)   If any expert named in the offering statement as having prepared or certifi ed any part of the offering statement was employed for such purpose on a contingent basis or, at the time of such preparation or certifi cation or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, offi cer or employee, describe the nature of such contingent basis, interest or connection.

Item 14.   Securities Being Offered

(a) If capital stock is being offered, state the title of the class and furnish the following information regarding all classes of capital stock outstanding:

(1) Outline briefl y: (i) dividend rights; (ii) voting rights; (iii) liquidation rights; (iv) preemptive rights; (v) conversion rights; (vi) redemption provisions; (vii) sinking fund provisions; (viii) liability to further calls or to assessment by the issuer; (ix) any classifi cation of the Board of Directors, and the impact of classification where cumulative voting is permitted or required; (x) restrictions on alienability of the securities being offered; (xi) any provision discriminating against any existing or prospective holder of such securities as a result of such securityholder owning a substantial amount of securities; and (xii) any rights of holders that may be modified otherwise than by a vote of a majority or more of the shares outstanding, voting as a class.

(2) Briefl y describe potential liabilities imposed on securityholders under state statutes or foreign law, for example, to employees of the issuer, unless such disclosure would be immaterial because the fi nancial resources of the issuer or other factors are such as to make it unlikely that the liability will ever be imposed.

(3) If preferred stock is to be offered or is outstanding, describe briefl y any restriction on the repurchase or redemption of shares by the issuer while there is any arrearage in the payment of dividends or sinking fund installments. If there is no such restriction, so state.

(b) If debt securities are being offered, outline briefl y the following:

(1) Provisions with respect to interest, conversion, maturity, redemption, amortization, sinking fund or retirement.

(2) Provisions with respect to the kind and priority of any lien securing the issue, together with a brief identifi cation of the principal properties subject to such lien.

(3) Material affi rmative and negative covenants.

Instruction to Item 14(b):

In the case of secured debt there must be stated: (i) the approximate amount of unbonded property available for use against the issuance of bonds, as of the most recent practicable date, and (ii) whether the securities being issued are to be issued against such property, against the deposit of cash, or otherwise.

(c) If securities described are to be offered pursuant to warrants, rights, or convertible securities, state briefly:

(1) the amount of securities issuable upon the exercise or conversion of such warrants, convertible securities or rights;

(2) the period during which and the price at which the warrants, convertible securities or rights are exercisable;

(3) the amounts of warrants, convertible securities or rights outstanding; and

(4) any other material terms of such securities.

(d) In the case of any other kind of securities, include a brief description with comparable information to that required in (a), (b) and (c) of Item 14.

Part F/S

(a) General Rules

(1)   The appropriate fi nancial statements set forth below of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor must be fi led as part of the offering statement and included in the offering circular that is distributed to investors.

(2)   Unless the issuer is a Canadian company, fi nancial statements must be prepared in accordance with generally accepted accounting principles in the United States (US GAAP). If the issuer is a Canadian company, such fi nancial statements must be prepared in accordance with either US GAAP or International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). If the financial statements comply with IFRS, such compliance must be explicitly and unreservedly stated in the notes to the fi nancial statements and if the fi nancial statements are audited, the auditor's report must include an opinion on whether the fi nancial statements comply with IFRS as issued by the IASB.

(3)   The issuer may elect to delay complying with any new or revised fi nancial accounting standard until the date that a company that is not an issuer (as defi ned under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer fi les its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all fi nancial accounting standards and may not elect to rely on this accommodation in any future filings.

(b) Financial Statements for Tier 1 Offerings

(1) The fi nancial statements prepared pursuant to this paragraph (b), including (b)(7), need not be prepared in accordance with Regulation S-X.

(2) The fi nancial statements prepared pursuant to paragraph (b), including (b)(7), need not be audited. If the fi nancial statements are not audited, they shall be labeled as "unaudited". However, if an audit of these fi nancial statements is obtained for other purposes and that audit was performed in accordance with either U.S. generally accepted auditing standards or the Standards of the Public Company Accounting Oversight Board by an auditor that is independent pursuant to either the independence standards of the American

Institute of Certifi ed Public Accountants (AICPA) or Rule 2 01 of Regulation S-X, those audited fi nancial statements must be fi led, and an audit opinion complying with Rule 2-02 of Regulation S-X must be fi led along with such financial statements. The auditor may, but need not, be registered with the Public Company Accounting Oversight Board.

(3) *Consolidated Balance Sheets.* Age of balance sheets at fi ling and at qualification:

(A) If the fi ling is made, or the offering statement is qualifi ed, more than three months but no more than nine months after the most recently completed fi scal year end, include a balance sheet as of the two most recently completed fi scal year ends.

(B) If the fi ling is made, or the offering statement is qualifi ed, more than nine months after the most recently completed fi scal year end, include a balance sheet as of the two most recently completed fiscal year ends and an interim balance sheet as of a date no earlier than six months after the most recently completed fi scal year end.

(C) If the fi ling is made, or the offering statement is qualifi ed, within three months after the most recently completed fi scal year end, include a balance sheet as of the two fi scal year ends preceding the most recently completed fi scal year end and an interim balance sheet as of a date no earlier than six months after the date of the most recent fi scal year end balance sheet that is required.

(D) If the fi ling is made, or the offering statement is qualifi ed, during the period from inception until three months after reaching the annual balance sheet date for the fi rst time, include a balance sheet as of a date within nine months of fi ling or qualification.

(4) *Statements of comprehensive income, cash fl ows, and changes in stockholders' equity.* File consolidated statements of income, cash fl ows, and changes in stockholders' equity for each of the two fi scal years preceding the date of the most recent balance sheet being fi led or such shorter period as the issuer has been in existence. If a consolidated interim balance sheet is required by (b)(3) above, consolidated interim statements of income and cash fl ows shall be provided and must cover at least the fi rst six months of the issuer's fi scal year and the corresponding period of the preceding fi scal year.

(5) *Interim financial statements.* Interim fi nancial statements may be condensed as described in Rule 8-03(a) of Regulation S-X. The interim income statements must be accompanied by a statement that in the opinion of management all adjustments necessary in order to make the interim fi nancial statements not misleading have been included.

(6) *Oil and Gas Producing Activities.* Issuers engaged in oil and gas producing activities must follow the fi nancial accounting and reporting standards specifi ed in Rule 4-10 of Regulation S-X.

(7) *Financial Statements of Other Entities.* The circumstances described below may require you to file fi nancial statements of other entities in the offering statement. The fi nancial statements of other entities must be presented for the same periods as if the other entity was the issuer as described above in paragraphs (b)(3) and (b)(4) unless a shorter period is specifi ed by the rules below. The fi nancial statement of other entities shall follow the same audit requirement as paragraph (b)(2) of this Part F/S.

(i) *Financial Statements of Guarantors and Issuers of Guaranteed Securities.* Financial state-

ments of a subsidiary that issues securities guaranteed by the parent or guarantees securities issued by the parent must be presented as required by Rule 3-10 of Regulation S-X.

(ii) *Financial Statements of Affiliates Whose Securities Collateralize an Issuance.* Financial statements for an i ssuer's affi liates whose securities constitute a substantial portion of the collateral for any class of securities being offered must be presented as required by Rule 3-16 of Regulation S-X.

(iii) *Financial Statements of Businesses Acquired or to be Acquired.* File the fi nancial statements required by Rule 8-04 of Regulation S-X.

(iv) *Pro Forma Financial Information.* If fi nancial statements are presented under paragraph (b)(7)(iii) above, fi le pro forma information showing the effects of the acquisition as described in Rule 8-05 of Regulation S-X.

(v) *Real Estate Operations Acquired or to be Acquired.* File the fi nancial information required by Rule 8-06 of Regulation S-X.

Instructions to paragraph (b) in Part F/S:

1.   Issuers should refer to Rule 257(b)(2) to determine whether a special fi nancial report will be required after qualification of the offering statement.

2.   If the last day that the financial statements included in the offering statement can be accepted, according to the age requirements of this item falls on a Saturday, Sunday, or holiday, such offering statement may be filed on the first business day following the last day of the specified period.

3.   As an alternative, an issuer may—but need not—elect to comply with the provisions of paragraph (c). **(c) Financial Statement Requirements for Tier 2 Offerings**

(1) In addition to the general rules in paragraph (a), provide the fi nancial statements required by paragraph (b) of this Part F/S, except the following rules should be followed in the preparation of the fi nancial statements:

(i)   The issuer and, when applicable, other entities for which fi nancial statements are required, must comply with Article 8 of Regulation S-X, as if it was conducting a registered offering on Form S-1, except the age of interim fi nancial statements may follow paragraphs (b)(3)-(4) of this Part F/S.

(ii)   Audited fi nancial statements are required for Tier 2 offerings for the issuer and, when applicable, for fi nancial statements of other entities. However, interim fi nancial statements may be unaudited.

(iii)   The audit must be conducted in accordance with either U.S. Generally Accepted Auditing Standards or the standards of the Public Company Accounting Oversight Board (United States) and the report and qualifi cations of the independent accountant shall comply with the requirements of Article 2 of Regulation S-X. Accounting fi rms conducting audits for the fi nancial statements included in the offering circular may, but need not, be registered with the Public Company Accounting Oversight Board.

PART III—EXHIBITS

Item 16.   Index to Exhibits

(a) An exhibits index must be presented at the beginning of Part III.

(b) Each exhibit must be listed in the exhibit index according to the number assigned to it under Item 17 below.

(c) For incorporation by reference, please refer to General Instruction III of this Form.

Item 17.   Description of Exhibits

As appropriate, the following documents must be fi led as exhibits to the offering statement.

1. *Underwriting agreement*—Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be fi nalized, proposed formats may be provided.

2. *Charter and bylaws*—The charter and bylaws of the issuer or instruments corresponding thereto as currently in effect and any amendments thereto.

3. *Instruments defining the rights of securityholders*—

(a) All instruments defi ning the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated fi nancial statements are required to be filed.

(b) The following instruments need not be fi led if the issuer agrees to fi le them with the Commission upon request: (i) instruments defi ning the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated fi nancial statements are required to be fi led if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities that is to be retired or redeemed before the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certifi cates or fractions of shares.

4. *Subscription agreement*—The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

5. *Voting trust agreement*—Any voting trust agreements and amendments.

6. *Material contracts*

(a) Every contract not made in the ordinary course of business that is material to the issuer and is to be performed in whole or in part at or after the fi ling of the offering statement or was entered into not more than two years before such fi ling. Only contracts need be fi led as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a benefi cial interest. Schedules (or similar attachments) to material contracts may be excluded if not material to an investment decision or if the material information contained in such schedules is otherwise disclosed in the agreement or the offering statement. The material contract fi led must contain a list briefl y identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be fi led unless it falls within one or more of the following categories, in which case it must be fi led except where immaterial in amount or significance: (i) any contract to which directors, offi cers, promoters, voting trustees, securityholders named in the offering statement, or underwriters are parties, except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fi xed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including, but not limited to, plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profi t sharing (or if not set forth in any formal document, a written description) is deemed material and must be fi led except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesperson's bonuses or payments to a class of securityholders, as such; (iv) any compensatory plan, contract or arrangement that pursuant to its terms is available to employees generally and that in operation provides for the same method of allocation of benefi ts between management and non-management participants.

7. *Plan of acquisition, reorganization, arrangement, liquidation, or succession*—Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits must not be fi led unless such schedules contain information that is material to an investment decision and that is not otherwise disclosed in the agreement or the offering statement. The plan fi led must contain a list briefl y identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

8. *Escrow agreements*—Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

9. *Letter re change in certifying accountant*—A letter from the issuer's former independent accountant regarding its concurrence or disagreement with the statements made by the issuer in the current report concerning the resignation or dismissal as the issuer's principal accountant.

10. *Power of attorney*—If any name is signed to the offering statement pursuant to a power of attorney, signed copies of the power of attorney must be fi led. Where the power of attorney is contained elsewhere in the offering statement or documents fi led therewith, a reference must be made in the index to the part of the

offering statement or document containing such power of attorney. In addition, if the name of any offi cer signing on behalf of the issuer is signed pursuant to a power of attorney, certifi ed copies of a resolution of the issuer's board of directors authorizing such signature must also be fi led. A power of attorney that is fi led with the Commission must relate to a specific fi ling or an amendment thereto. A power of attorney that confers general authority may not be fi led with the Commission.

11. *Consents*—

(a) Experts: The written consent of
(i) any accountant, counsel, engineer, geologist, appraiser or any persons whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certifi ed any part of the document or is named as having prepared or certifi ed a report or evaluation whether or not for use in connection with the offering statement;
(ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary;
(iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

(b) All written consents must be dated and signed.

12. *Opinion re legality*—An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

13. *"Testing the waters" materials*—Any written communication or broadcast script used under the authorization of Rule 255. Such materials need not be fi led if they are substantively the same as materials previously fi led with the offering statement.

14. *Appointment of agent for service of process*—A Canadian issuer must fi le Form F-X.

15. *Additional exhibits*—

(a) Any non-public, draft offering statement previously submitted pursuant to Rule 252(d) and any related, non-public correspondence submitted by or on behalf of the issuer.

(b) Any additional exhibits which the issuer may wish to fi le, which must be so marked as to indicate clearly the subject matters to which they refer.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifi es that it has reasonable grounds to believe that it meets all of the requirements for fi ling on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of _____, State of ____ , on ______

(CHICAGO IL 7/27/2016 *date*). (Exact name of issuer as specifi ed in its charter)

STEPHANIE AZUBUIKE WEB DEBT SOLUTIONS, LLC By

(Signature and Title) _____ CEO
AND OWNER

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) *STEPHANIE AZUBAZUA   ELIZABETH ROSE   MARIAH WELLINGTON*

(Title) _____ CEO AND OWNER CFO AND
ACCOUNTANT   COO AND DIRECTOR

(Date) _____ JULY 27, 2016

Instructions to Signatures:

1.   The offering statement must be signed by the issuer, its principal executive offi cer, principal financial offi cer, principal accounting offi cer, and a majority of the members of its board of directors or other governing body. If a signature is by a person on behalf of any other person, evidence of authority to sign must be filed with the offering statement, except where an executive offi cer signs on behalf of the issuer.

2.   The offering statement must be signed using a typed signature. Each signatory to the filing must also manually sign a signature page or other document authenticating, acknowledging or otherwise adopting his or her signature that appears in the filing. Such document must be executed before or at the time the filing is made and must be retained by the issuer for a period of five years. Upon request, the issuer must furnish to the Commission or its staff a copy of any or all documents retained pursuant to this section.

3.   The name and title of each person signing the offering statement must be typed or printed beneath the signature.